FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For April 28, 2008

Commission File Number 0- 50822

NWT URANIUM CORP.

(Translation of Registrant’s name into English)

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

This Form 6-K consists of:

“NWT Uranium Corp. (TSX-V: NWT; OTCBB: NWURF) is pleased to provide an update for its shareholders regarding the exploration activities of Niger Uranium Limited, of which NWT is the largest shareholder with a 32% ownership position.

In a press release dated April 17, 2008, Niger Uranium revealed initial downhole radiometric logging results for the Phase 1 drilling program at In Gall. Of note, drilling at target 17 has delineated a 16,400-foot by 2,950-foot (5,000-meter by 900-meter) near-surface uranium-mineralized layer, which remains open to the west. Radiometric probe data shows the layer has an average thickness of 3.9 feet (1.2 meters) and a grade of 122 parts per million (ppm) equivalent U3O8 (eU3O8) based upon data from 32 boreholes drilled on a 820-by-1,300 foot (250-by-400 meter) grid.

The probe data indicates the grade and thickness of the layer is consistent, with 32 intersections returning values ranging from 63 ppm eU3O8 over 2.2 feet (0.7 meters) to 177 ppm eU3O8 over 5.9 feet (1.8 meters). Results of x-ray fluorescence (XRF) analysis on samples from the same boreholes indicate higher grades of up to 238 U3O8 over 6.5 feet (2.0 meters). Historical data suggests the zone extends over 9.3 miles (15 kilometers) to the west of the area drilled to date, highlighting the potential for what Niger Uranium classifies as a “considerable open-pittable resource.”

The Phase 1 drill program commenced in January 2008 with an expected 32,800 feet (10,000 meters) planned and 13,450 feet (4,100 meters) completed to date. Drilling has focused on the above-mentioned target 17, where a mineralized layer measuring 2,952 feet (900 meters) wide, with a minimum strike length of 16,404 feet (5,000 meters) and potential for significant expansion extension to the west, has been identified. Niger Uranium plans to complete several step-out fence lines to extend the currently delineated mineralized area.

In late April, Niger Uranium expects to commence drilling to follow up on surface grab samples within the In Gall and Irhazer Licenses, which returned up to 0.98% U3O8 as reported on January 29, 2008. Producing mines and deposits in Niger typically grade from 0.1% to 0.42% U3O8, with the highest grades being mined at greater depths.

For further information on Niger Uranium’s 2008 exploration program and complete details of the initial downhole radiometric drilling, please visit the company’s web site at www.niger-uranium.com, where the press release from April 17, 2008 can be viewed.

NWT contributed the Irhazer and In Gall properties to Niger Uranium, as detailed in a press release dated July 26, 2007.

Quality Assurance

Drilling is being carried out by Esafor Drilling under the supervision of MSA Geo Services of South Africa. All boreholes are vertical and drilled by the tri-cone method and probed using a Robertson Geologging gamma tool, calibrated by Terratec Geoservices in Germany to provide equivalent uranium grades expressed as eU3O8. To support the probe data, borehole samples were sent to SGS Lakefield for XRF analysis for U3O8. Samples were all one meter in length and taken at mineralized intervals as indicated by the probe data. The XRF U3O8 grades are significantly higher than those obtained from radiometric probing for the same intervals. This is most likely to be a result of positive disequilibrium which results in the underestimation of grade if determined by radiometric proving. If this is verified by additional drilling and sampling, a significant increase of grades reported by radiometric probing can be expected.

Qualified Person

The information contained in Niger Uranium’s announcement has been reviewed by Keith Kenyon (MSc. AUS IMM), Geochemical Consultant to Niger Uranium. He is the Qualified Person overseeing the geochemical exploration on the In Gall-Irhazer licenses. Mr. Kenyon has 36 years experience in gold and uranium exploration and geochemistry and he is undertaking to act as a Qualified Person for the purposes of this announcement.

The chemical analyses were undertaken by SGS Minerals, Southern Africa; 58 Melvill Street, Booysens, Johannesburg, 2091, Tel. +27 (0)11 680-3466. This is a properly equipped, fully accredited laboratory undertaking analyses and assays for the mining industry.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NWT URANIUM CORP.
By:	/s/ Marek Kreczmer
Marek Kreczmer President and CEO

Date: April 28, 2008